CALCULATED DEVELOPMENT LLC

(A Utah LLC)

Unaudited Consolidated Financial Statements

For the Year Ended December 31, 2023 and December 31, 2024

Calculated Development LLC

BALANCE SHEET

Year Ended December 31, 2024

ASSETS	**2023**	**2024**
Current Assets		
Cash and cash equivalents	$391,540	$228,655
Total Current Assets	**$391,540**	**$228,655**
Total for Accounts Receivable		
Other Assets		
Accumulated Amortization	$ (54,444)	$ (77,778)
Option Film Rights	$350,000	$350,000
Accounts Receivable	$66,325	$66,325
Total Other Assets	**361,881**	**338,547**
Total Assets	**$753,420**	**$567,202**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Accounts Payable	$31,185	$180
Accrued Payroll	$11,350	$11,350
Intercompany Transactions	$1,946	$1,418
Total for Current Liabilities	**$44,481**	**$12,948**
Long-term Liabilities		
Notes Payable	$425,466	$360,230
Total for Long-term Liabilities	**$425,466**	**$360,230**
Total for Liabilities	**$469,947**	**$373,177**
Members' Equity		
Capital Contribution	$2,000,000	$2,000,000
Retained Earnings (Accumulated deficit)	$ (1,291,588.13)	$ (1,716,526.43)
Total Members' Equity	**$283,474**	**$194,024**
Total Liabilities and Members' Equity	**$753,420**	**$567,202**

Calculated Development LLC
INCOME STATEMENT
For the Year Ended December 31, 2024

	2023	2024
Revenues	$ -	$ -
Cost of revenues	$ -	$ -
Gross Profit	$ -	$ -
Operating Expenses		
Amortization	$20,611	$23,333
Creative Talent	$111,627	$10,000
Development Talent	$18,159	$2,325
General Overhead	$18,948	$892
Legal & Professional Services	$134,149	$35,076
Marketing & Distribution Expense	$45,527	$454
Total for Office Supplies & Software	$1,956	$206
Payroll Expenses	$39,793	$0
Other Business Expenses	$42,898	$30,764
Total Operating Expenses	**$433,668**	**$103,052**
Other Income (expense)		
Interest Earned	$8,730	$13,602
Total Other Income (expense)	**$8,730**	**$13,602**
Net Income (Loss)	$ (424,938.30)	$ (89,449.23)

CALCULATED DEVELOPMENT LLC

STATEMENT OF MEMBER'S EQUITY

For the Year Ended December 31, 2024

	Members' Capital	Retained Earnings/ (Accumulated Deficit)	Total Members' Equity
Balance, December 31, 2022	$ 2,000,000	$ (1,311,388)	$ 688,612
Capital Contributions	-		-
Net Income (Loss)		(414,153)	(414,153)
Balance, December 31, 2023	$ 2,000,000	$ (1,291,588)	$ 283,474
Capital Contributions	-		-
Net Income (Loss)		(424,938)	$ (424,938)
Balance as of December 31, 2024	$ 2,000,000	$ (1,716,526)	$ 194,024

Calculated Development LLC
Statement of Cash Flows
For the Year Ended December 31, 2024

		2023		2024
Cash Flows from Operating Activities				
Net Income (Loss)	$	**(424,938)**	$	(89,449)
Changes in operating assets and liabilities				
Accounts Receivable	$	(66,325)	$	(66,325)
Payroll Liabilities	$	(5,801)	$	-
Accumulated Amortization	$	20,611	$	23,333
Accrued Expenses	$	(37,296)	$	-
Accounts Payable	$	31,185	$	(31,005)
Accrued Payroll	$	2,650	$	-
Intercompany Transactions	$	326,888	$	(528)
Net cash provided by (used in) operating activities	$	**153,026**	$	**(97,649)**
Cash Flows from Investing Activities				
Option Film Rights	$	45,000	$	-
Net Cash Used in investing activities	$	**45,000**	$	**-**
Cash Flows from Financing Activities				
Borrowings on notes payable	$	35,000	$	(65,236)
Capital Contributions	$	-	$	-
Net cash used in financing activities	$	**35,000**	$	**(65,236)**
Net change in cash and cash equivalents	$	**(73,026)**	$	**(162,885)**
Cash and cash equivalents at beginning of period	$	464,566	$	391,540
Cash and cash equivalents at end of period	$	**391,540**	$	**228,655**

CALCULATED DEVELOPMENT LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024

NOTE 1 – NATURE OF OPERATIONS

Calculated Development LLC (which may be referred to as the "Company", "we," "us," or "our") was formed in Utah on November 23, 2020. The Company is majority owned by One Door Studios LLC, a Utah Limited Liability Company, that develops, produces and distributes blockbuster motion pictures. The Company was formed to completely develop the business and creative elements and aspects of its sole motion picture and series asset specific to the Calculated book series, to enable it to be ready to be production-financed, produced and globally distributed.

Upon the development completion of the first motion picture in CALCULATED's franchise, the Company will sell all rights, title and interest of this asset's first developed motion picture to another Special Purpose Producing Entity ("SPPE") for fifty percent (50%) of all the net receipts earned globally by this motion picture and all its ancillary products and rights. This sale will include payment for reasonable development expenses, which will be used to pay the Company's investors, as much as the sale amount allows, up to 110% of their original investment. The sole purpose of the SPPE is to produce this asset and its ancillaries for the hopefully long life of this motion picture and series franchise. The Picture is based upon the novel "Calculated" written by Nova McBee, set in Seattle Washington and Shanghai China.

The Company's headquarters are in Santa Barbara, California. The company began operations in 2020 at its formation and will continue operations in Santa Barbara, California now that its operating funding is complete.

The Company is formed for purposes of purchasing and completely developing CALCULATED's Motion Picture and media rights. Though One Door Studios LLC has direct oversight of the Company; it should be understood that the Company is relying on raising sufficient capital to fully develop the first picture for production.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, industry strikes and the development and production delays caused thereby, local competition, or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits, but does not consider the financial risk to be high.

CALCULATED DEVELOPMENT LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents.

Fixed Assets

Property and equipment will be recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation will be provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023 and December 31,2024, as there were no fixed assets as of December 31, 2024.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities as of December 31, 2024 that required fair value measurements.

Income Taxes

The Company has elected to be taxed as a partnership with the Internal Revenue Service (IRS). Therefore, no provision for federal income tax expense is recorded. Instead, the net income for the Company flows through to its members and is taxed through their individual income tax returns..

The Company complies with FASB ASC 740, *Income Taxes* for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

CALCULATED DEVELOPMENT LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. As of December 31, 2024, the Company is pre-revenue.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, *Leases*, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 4 – FILM DEVELOPMENT

Thus far, development costs incurred include the option fees incurred to acquire the motion picture and series rights to the book CALCULATED and its sequels, the fees paid for greenlighting and other feasibility reports, promotion video production expenses, legal fees, payroll expenses, marketing expenses, and art. These costs are capitalized until the film is ready for amortization, consistent with Accounting Standards Codification 926, Entertainment—Films—Other Assets—Film Costs ("ASC 926").

CALCULATED DEVELOPMENT LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024

NOTE 5 – NOTES PAYABLE

The Company entered into a note payable agreement for $350,000 bearing interest at 10% per annum beginning January 18, 2022. After one year of interest accrual, the Company may prepay this note without penalty. The full balance of this note, including accrued interest, is due and payable within ten (10) calendar days from when funds are fully available to produce the motion picture entitled Calculated, referred to as the "Due Date," which motion picture is under development by the Company. As such, no future commitments schedule may be calculated.

NOTE 6 – MEMBERS' EQUITY

Member Contributions

During 2021, the Company completed a crowdfunded offering for Revenue Participation Rights totaling $1,475,000 and incurred fees totaling $95,875. As of December 31, 2022 the Company has received $1,379,125, net of $95,875 in fees.

During 2021, the company completed a private offering, on the same terms of its crowdfunded offering for Revenue Participation Rights, totaling $525,000.

NOTE 7 – SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through March 31, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.